United States securities and exchange commission logo





                               October 20, 2020

       Ketan Thakker
       Chief Executive Officer
       RDE, Inc.
       5880 Live Oak Parkway
       Suite 100
       Norcross, GA 30093

                                                        Re: RDE, Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed October 1,
2020
                                                            File No. 024-11310

       Dear Mr. Thakker:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2020 letter.

       Amendment No. 1 to Form 1-A filed on October 1, 2020

       Risk Factors, page 7

   1. We note that your forum selection provision in your bylaws identifies the Court of
                                                        Chancery of the State
of Delaware as the exclusive forum for certain litigation, including any "derivative
action." Please revise your offering circular to clearly describe any risks or other impacts on
investors. Risks may include, but are not limited to, increased costs to bring a claim and that
these provisions can discourage claims or limit investors' ability to bring a claim in a
judicial forum that they find favorable. Also disclose whether the provision applies to
actions arising under the Securities Act or Exchange Act. In that
 Ketan Thakker
FirstName
RDE, Inc. LastNameKetan Thakker
Comapany
October 20,NameRDE,
            2020     Inc.
October
Page 2 20, 2020 Page 2
FirstName LastName
         regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities
         Act or Exchange Act.
Although we hope to raise sufficient capital through this Offering to satisfy the listing requirements, page 26

2. We note your response to prior comment 4. However, your disclosure continues to suggest that you are or will become a "public company." Please revise the second sentence of this risk factor to state unequivocably that you are not a public company. In addition, please remove the risk factor on page 14 entitled "We will incur increased costs as a result of being a public company" and your risk factors on pages 23-25 which continue to refer to your status as a public company and an emerging growth company, and to the applicability of Sarbanes-Oxley. Make corresponding revisions throughout your offering statement, as appropriate, to remove the implication that upon qualification the shares offered will be registered or you will be subject to public reporting requirements.
Operations, page 33

3. We note your response to prior comment 5. Please tell us whether the revenues generated by Commission Junction are material. In this regard we note that it receives 3% to 15% of the revenues you receive from its leads. If this amount is material, please quantify and disclose it.
Management's Discussion and Analysis of Financial Condiiton and Results of Operations, page
38

4. We note your response to prior comment 2 and re-issue. Please revise your results of operations to discuss in greater detail the effect of the pandemic on your results of operations. In this regard, we note your disclosure on page 8 that an essential part of your success depends on restaurants remaining in business and customers wanting to dine-in. In addition, please disclose, as noted in your supplemental response, that your cards are not accepted for payment by third-party platforms that facilitate ordering and delivery of food on-demand. In this regard, your disclosure should note, if true, that you did not experience an increase in revenues associated with the increase in delivery orders on these
 Ketan Thakker
RDE, Inc.
October 20, 2020
Page 3
      platforms during the pandemic.
        You may contact Robert Shapiro at (202) 551-3273 or Donna Di Silvio at
(202) 551-3202
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264
with any other questions.



                                                         Sincerely,
FirstName LastNameKetan Thakker
                                                         Division of
Corporation Finance
Comapany NameRDE, Inc.
                                                         Office of Trade &
Services
October 20, 2020 Page 3
cc:       Ernest Stern
FirstName LastName